UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Cronos Group Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

22717L101

(CUSIP Number)

W. Hildebrandt Surgner, Jr.

Vice President, Corporate Secretary and

Associate General Counsel

Altria Group, Inc.

6601 West Broad Street

Richmond, Virginia 23230

(804) 274-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew J. Nussbaum, Esq.

John L. Robinson, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

April 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22717L101

1	NAME OF REPORTING PERSON Altria Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 156,573,537 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 156,573,537 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,573,537 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.0% (2)
14	TYPE OF REPORTING PERSON HC and CO

(1)

The amount reported represents 156,573,537 common shares, no par value (the “Common Shares”), of Cronos Group Inc. (“Cronos” or the “Issuer”) directly held by Maple Acquireco (Canada) ULC (“Canada Acquireco”) and beneficially owned by Altria Group, Inc. (“Altria”) with respect to which Altria has shared dispositive power and voting power. Canada Acquireco is a wholly owned subsidiary of Altria.

(2)	Based on a total of 382,011,178 Common Shares issued and outstanding as of March 31, 2024, based on information provided by the Issuer.

CUSIP No. 22717L101

1	NAME OF REPORTING PERSON Altria Summit LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 156,573,537 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 156,573,537 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,573,537 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.0% (2)
14	TYPE OF REPORTING PERSON OO (limited liability company)

(1)

The amount reported represents 156,573,537 Common Shares directly held by Canada Acquireco and beneficially owned by Altria Summit LLC (“Altria Summit”) with respect to which Altria Summit has shared dispositive power and voting power.

(2)	Based on a total of 382,011,178 Common Shares issued and outstanding as of March 31, 2024, based on information provided by the Issuer.

CUSIP No. 22717L101

1	NAME OF REPORTING PERSON Maple Holdco (Bermuda) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 156,573,537 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 156,573,537 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,573,537 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.0% (2)
14	TYPE OF REPORTING PERSON OO (limited company)

(1)

The amount reported represents 156,573,537 Common Shares directly and beneficially owned by Canada Acquireco and beneficially owned by Maple Holdco (Bermuda) Ltd. (“Bermuda Holdco”) with respect to which Bermuda Holdco has shared dispositive power and voting power. Bermuda Holdco is a wholly owned subsidiary of Altria.

(2)	Based on a total of 382,011,178 Common Shares issued and outstanding as of March 31, 2024, based on information provided by the Issuer.

CUSIP No. 22717L101

1	NAME OF REPORTING PERSON Maple Acquireco (Canada) ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 156,573,537 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 156,573,537 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,573,537 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.0% (2)
14	TYPE OF REPORTING PERSON OO (unlimited limited company)

(1)	The amount reported represents 156,573,537 Common Shares directly and beneficially owned by Canada Acquireco with respect to which Canada Acquireco has shared dispositive power and voting power.
(2)	Based on a total of 382,011,178 Common Shares issued and outstanding as of March 31, 2024, based on information provided by the Issuer.

This Amendment No. 2 is being filed by Altria Group, Inc. (“Altria”) to amend and supplement certain of the information set forth in the Schedule 13D originally filed by Altria on March 18, 2019, as amended by Amendment No. 1 filed by Altria on December 19, 2022 (as so amended, the “Original Schedule 13D” and as amended herein, the “Schedule 13D”), with respect to the common shares, no par value (the “Common Shares”), of Cronos Group Inc., a corporation incorporated under the laws of the Province of British Columbia, Canada (“Cronos” or the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Original Schedule 13D.

ITEM 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by Altria Group, Inc. (“Altria”), Altria Summit LLC (“Altria Summit”), Maple Holdco (Bermuda) Ltd. (“Bermuda Holdco”) and Maple Acquireco (Canada) ULC (“Canada Acquireco,” and, together with Altria, Altria Summit and Bermuda Holdco, the “Reporting Persons”).

The business address of Altria and Altria Summit is 6601 West Broad Street, Richmond, Virginia 23230. The address of the registered office of Bermuda Holdco is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of the registered office of Canada Acquireco is 1600—925 West Georgia Street, Vancouver, BC V6C 3L2 Canada. Altria is a holding company incorporated in the Commonwealth of Virginia in 1985. As of the date of Amendment No. 2 to the Schedule 13D, Altria’s wholly owned subsidiaries include, among others, Philip Morris USA Inc. (“PM USA”), which is engaged in the manufacture and sale of cigarettes in the United States; John Middleton Co., which is engaged in the manufacture and sale of machine-made large cigars and is a wholly owned subsidiary of PM USA; UST LLC, which through its wholly owned subsidiary U.S. Smokeless Tobacco Company LLC, is engaged in the manufacture and sale of moist smokeless tobacco products and snus products; Helix Innovations LLC, which operates in the United States and Canada, and Helix Innovations GmbH and its affiliates, which operate internationally in the rest-of-world, are engaged in the manufacture and sale of oral nicotine pouches; and NJOY, LLC, which is engaged in the manufacture and sale of e-vapor products. Additional information regarding Altria’s business is available in Altria’s publicly filed reports with the Securities and Exchange Commission (the “SEC”).

Altria Summit is a limited liability company organized under the laws of the Commonwealth of Virginia in 2013 and a wholly owned subsidiary of Altria. Its primary business is as an investment vehicle of Altria. Altria Summit is a manager-managed limited liability company and Altria is its sole member.

Bermuda Holdco is a limited company organized under the laws of Bermuda in 2019 and a wholly owned subsidiary of Altria Summit. Its primary business is as an investment vehicle of Altria in connection with the Transaction (as defined in Item 6). As of the date of Amendment No. 2 to the Schedule 13D, Bermuda Holdco has not conducted any material activities other than those incidental to its formation and the matters contemplated in the Subscription Agreement (as defined in Item 6).

Canada Acquireco is an unlimited liability company organized under the laws of British Columbia, Canada in 2019 and a wholly owned subsidiary of Bermuda Holdco. Its primary business is to invest from time to time in the securities of Cronos. As of the date of Amendment No. 2 to the Schedule 13D, Canada Acquireco has not conducted any material activities other than those incidental to its formation and the matters contemplated in the Subscription Agreement.

Information required by Instruction C to Schedule 13D with respect to each executive officer and director of Altria, Bermuda Holdco and Canada Acquireco and each executive officer and manager of Altria Summit (collectively, the “Covered Persons”) is set forth on Annex A, attached and incorporated by reference.

The Reporting Persons have not and, to the best knowledge of the Reporting Persons, none of the Covered Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons have not and, to the best knowledge of the Reporting Persons, none of the Covered Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

Percentage interest calculations for Bermuda Holdco, Canada Acquireco, Altria and Altria Summit are based on a total of 382,011,178 Common Shares issued and outstanding as of March 31, 2024, based on information provided by the Issuer.

The aggregate number of Common Shares that Canada Acquireco owns beneficially pursuant to Rule 13d-3 under the Act is 156,573,537 Common Shares, which constitutes approximately 41% of the Common Shares issued and outstanding as of March 31, 2024.

As the sole shareholder of Canada Acquireco, Bermuda Holdco may be deemed the beneficial owner of the 156,573,537 Common Shares directly held by Canada Acquireco, which constitutes approximately 41% of the Common Shares issued and outstanding as of March 31, 2024.

The aggregate number of Common Shares that Altria Summit owns beneficially pursuant to Rule 13d-3 under the Act is 156,573,537 Common Shares as of the date hereof, which constitutes approximately 41% of the Common Shares issued and outstanding as of March 31, 2024. This number includes 156,573,537 Common Shares directly held by Canada Acquireco, of which Altria Summit may be deemed the beneficial owner as the sole shareholder of Bermuda Holdco.

The aggregate number of Common Shares that Altria owns beneficially pursuant to Rule 13d-3 under the Act is 156,573,537 Common Shares as of the date hereof, which constitutes approximately 41% of the Common Shares issued and outstanding as of March 31, 2024. This number includes 156,573,537 Common Shares directly held by Canada Acquireco, of which Altria may be deemed the beneficial owner as the sole member of Altria Summit.

In addition, as of the date hereof, certain of the Covered Persons beneficially own the number and percentage of Common Shares set forth on Annex A attached and incorporated by reference.

Additionally, pursuant to the IRA, Altria is entitled to customary pre-emptive and top-up rights to subscribe for additional Common Shares to maintain its ownership interest following issuances by Cronos in connection with certain triggering events, subject to a minimum ownership threshold and receipt of any necessary approvals.

The Reporting Persons received the shared power to vote or to direct the vote and to dispose or to direct the disposition of 156,573,537 Common Shares.

Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the Common Shares were effected by the Reporting Persons or any Covered Person during the 60 days prior to the date of this Schedule 13D.

To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended as follows:

The first paragraph in the subsection entitled “Investor Rights Agreement” is hereby amended by adding the following at the end of the last sentence thereof:

On April 25, 2024, with respect to Altria’s designation of Murray R. Garnick for nomination for election to the Cronos Board at the 2024 annual meeting of Cronos shareholders (the “2024 Annual Meeting”), Cronos waived the requirement under Section 2.1(e) of the IRA that at least one Altria nominee must be “independent” under certain Canadian securities law standards, solely with respect to the 2024 Annual Meeting. The waiver is without prejudice to Altria’s views with respect to Mr. Garnick’s independence under those Canadian securities law standards.

The following subsection entitled “Voting Agreement for the 2024 Annual Meeting,” is hereby added to Item 6 after the subsection entitled “Investor Rights Agreement” and before the section entitled “Other Commercial Agreements”:

Voting Agreement for the 2024 Annual Meeting

On April 25, 2024, Altria and the Issuer entered into a Voting Agreement (the “Voting Agreement”), pursuant to which Altria agreed, among other things, to vote all of the Common Shares beneficially owned by Altria (“Altria’s Common Shares”) at the 2024 Annual Meeting in favor of the proposals made by Cronos for the 2024 Annual Meeting, as more specifically set forth in, and subject to the terms and conditions of, the Voting Agreement (the “Proposals”). Pursuant to the terms of the Voting Agreement, Altria also agreed, at the 2024 Annual Meeting, to vote all of Altria’s Common Shares against any proposal inconsistent with any of the Proposals. With respect to the Proposal to appoint Cronos’s independent auditor for the year ended December 31, 2024, as more specifically set forth in the Voting Agreement, Cronos and Altria have agreed that Altria’s voting obligation is subject to, among other things, Cronos’s reasonable consultation with Altria with respect to the selection of such independent auditor and the unanimous approval of such selection by the Cronos board of directors.

Altria may terminate the Voting Agreement upon the occurrence of certain events specified in the Voting Agreement, including, among other events, any failure to present the specified nominees for election at the 2024 Annual Meeting, any material breach of the Voting Agreement by Cronos or if Cronos’s new board of directors is not elected on or prior to June 20, 2024. The Voting Agreement will automatically terminate at the earliest to occur of (x) September 26, 2024 and (y) the filing of the Current Report on Form 8-K announcing the final voting results with respect to the Proposals.

Incorporation by Reference; Joint Filing Agreement

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached as Exhibit 99.4 and is incorporated by reference.

In connection with the Transaction and the Schedule 13D, Altria and Altria Summit entered into a Joint Filing Agreement, which is attached as Exhibit 99.1 and incorporated by reference.

ITEM 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Amendment No. 2 to Schedule 13D:

99.1	Joint Filing Agreement, dated as of March 18, 2019, between Altria Group, Inc., Altria Summit LLC, Maple Holdco (Bermuda) Ltd. and Maple Acquireco (Canada) ULC (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Altria Group, Inc. on March 18, 2019 (File. No. 005-90505)).

99.2	Subscription Agreement, dated as of December 7, 2018, by and among Cronos Group Inc., Altria Summit LLC and, solely for the purposes set forth therein, Altria Group, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Altria Group, Inc. on December 7, 2018 (File. No. 001-08940)).

99.3	Investor Rights Agreement, dated as of March 8, 2019, by and among Cronos Group Inc. and Altria Group, Inc. (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Altria Group, Inc. on March 18, 2019 (File. No. 005-90505)).

99.4	Voting Agreement, dated as of April 25, 2024, by and among Cronos Group Inc. and Altria Group, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cronos Group Inc. on April 25, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2024	ALTRIA GROUP, INC.

	By:	/s/ Heather A. Newman
	Name:	Heather A. Newman
	Title:	Senior Vice President, Chief Strategy and Growth Officer

Date: April 25, 2024	ALTRIA SUMMIT LLC

	By:	/s/ Steven S. Schroder
	Name:	Steven S. Schroder
	Title:	Manager, Vice President and Treasurer

Date: April 25, 2024	MAPLE HOLDCO (BERMUDA) LTD.

	By:	/s/ Steven S. Schroder
	Name:	Steven S. Schroder
	Title:	Director and President

Date: April 25, 2024	MAPLE ACQUIRECO (CANADA) ULC

	By:	/s/ Steven S. Schroder
	Name:	Steven S. Schroder
	Title:	Director and President

Annex A

The following table sets forth the name and present occupation or employment of each director and executive officer of Altria Group, Inc. Maple Holdco (Bermuda) Ltd. and Maple Acquireco (Canada) ULC and each executive officer of Altria Summit LLC. With the exception of Ian L.T. Clarke, each such person is a citizen of the United States. Mr. Clarke is a citizen of Canada. The business address of each such person is 6601 West Broad Street, Richmond, Virginia 23230.

Directors of Altria Group, Inc.:

Name	Present Occupation or Employment
Ian L.T. Clarke	Retired Chief Financial Officer, Greater Toronto Airports Authority

Marjorie M. Connelly	Retired Chief Operating Officer, Convergys Corporation

R. Matt Davis	President, Driftwood Leadership, LLC Retired President, North America, and Senior Vice President, Global Corporate Affairs, Dow Inc.

William F. Gifford, Jr.	Chief Executive Officer, Altria Group, Inc.

Debra J. Kelly-Ennis	Retired President and Chief Executive Officer, Diageo Canada, Inc.

Kathryn B. McQuade	Retired Executive Vice President and Chief Financial Officer, Canadian Pacific Railway Limited

George Muñoz	Principal, Muñoz Investment Banking Group, LLC Partner, Tobin & Muñoz

Nabil Y. Sakkab[1]	Retired Senior Vice President, Corporate Research and Development, The Procter & Gamble Company

Virginia E. Shanks	Retired Executive Vice President and Chief Administrative Officer, Pinnacle Entertainment, Inc.

Ellen R. Strahlman	Retired Executive Vice President, Research & Development and Chief Medical Officer, Becton, Dickinson and Company

M. Max Yzaguirre	Retired Executive Chairman, Forbes Bros. Holdings, Ltd.

[1]	Dr. Sakkab beneficially owns 5,000 Common Shares, which represents less than 1% of the Common Shares issued and outstanding as of March 31, 2024, based on information provided by the Issuer.

Executive Officers of Altria Group, Inc.:

Name	Present Occupation or Employment
Jody L. Begley	Executive Vice President and Chief Operating Officer

Daniel J. Bryant	Vice President and Treasurer

Steven D’Ambrosia	Vice President and Controller

William F. Gifford, Jr.	Chief Executive Officer

Salvatore Mancuso	Executive Vice President and Chief Financial Officer

Bob McCarter	Executive Vice President and General Counsel

Heather Newman	Senior Vice President, Chief Strategy and Growth Officer

W. Hildebrandt Surgner, Jr.	Vice President, Corporate Secretary and Associate General Counsel

Charles N. Whitaker	Senior Vice President, Chief Human Resources Officer and Chief Compliance Officer

Directors of Maple Holdco (Bermuda) Ltd.:

Name	Position at Reporting Person	Present Occupation or Employment
Steven S. Schroder	President	Managing Director and General Manager International, Altria Ventures Inc.

Executive Officers of Maple Holdco (Bermuda) Ltd.:

Name	Position at Reporting Person	Present Occupation or Employment
Steven S. Schroder	President	Managing Director and General Manager International, Altria Ventures Inc.

Directors of Maple Acquireco (Canada) ULC:

Name	Position at Reporting Person	Present Occupation or Employment
Steven S. Schroder	Director	Managing Director and General Manager International, Altria Ventures Inc.

Executive Officers of Maple Acquireco (Canada) ULC:

Name	Position at Reporting Person	Present Occupation or Employment
Steven S. Schroder	President	Managing Director and General Manager International, Altria Ventures Inc.

Mary C. Bigelow	Secretary	Sr. Assistant General Counsel, Altria Client Services LLC

Managers of Altria Summit LLC:

Name	Position at Reporting Person	Present Occupation or Employment
Steven S. Schroder	Manager	Managing Director and General Manager International, Altria Ventures Inc.

Mary C. Bigelow	Manager	Sr. Assistant General Counsel, Altria Client Services LLC

Executive Officers of Altria Summit LLC:

Name	Position at Reporting Person	Present Occupation or Employment
Steven S. Schroder	Vice President and Treasurer	Managing Director and General Manager International, Altria Ventures Inc.

Mary C. Bigelow	Vice President and Secretary	Sr. Assistant General Counsel, Altria Client Services LLC